March 31, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington D.C. 20549

Attn:	Nicholas P. Panos
Senior Special Counsel

Re:	Crown Media Holdings, Inc.
Schedule 13E-3
Filed March 11, 2016
Hallmark Cards, Incorporated, et al.
File No. 005-59037

Dear Mr. Panos:

This letter is being furnished on behalf of Hallmark Cards, Incorporated (“Hallmark”), H.A., LLC, HMK Holdings, Inc., H C Crown, LLC, Blue Holding Company, LLC, Hallmark Cards GmbH, and CM Merger Co. (collectively, the “Filing Persons”) in response to comments contained in the letter, dated March 21, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Brian Gardner, Hallmark’s Executive V.P. and General Counsel, with respect to the Filing Persons’ Schedule 13E-3 that was filed with the Commission on March 11, 2016 (the “Schedule 13E-3”). The text of the Staff’s comments is set forth below, followed by the Filing Persons’ responses. The Filing Persons are concurrently filing Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13E-3, as amended by Amendment No. 1. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1. In addition, a marked copy of the Amendment indicating changes against the Schedule 13E-3 are being provided to the Staff via email.

Calculation of Filing Fee, Cover Page

1.	Please revise the narrative in the disclosures marked by asterisk to simplify how the filing fee was calculated. For example, the term “sum of the product” is open to interpretation.

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see the cover page of Amendment No. 1.

Fairness of the Merger, page 2

2.	Please explicitly direct the fairness determination to unaffiliated security holders as distinguished from “Public Stockholders” as defined on page one of the filing. In addition, please make corresponding changes throughout the disclosure. See Item 1014(a) of Regulation M-A and the definition of “unaffiliated security holder” in Rule 13e-3(a)(4).

Securities and Exchange Commission

March 31, 2016

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see page 2 of Amendment No. 1 and throughout the disclosure.

Introduction, page 6

3.	As the term “Rule 13e-3 transaction” is defined in Rule 13e-3(a)(3), please correct the typographical error that exists in the opening of the first sentence on page six.

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see page 5 of Amendment No. 1.

Effects, page 10

4.	We noticed the disclosure that “[t]he filing persons will indirectly realize all of the benefit of the cost savings resulting from Crown no longer being public.” Please revise to indicate that such savings will be realized on an annual, recurring basis and quantify such savings to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see page 8 of Amendment No. 1, which indicates that such recurring cost savings are estimated to be between $1,400,000 and $1,800,000 annually.

5.	We noticed the affirmative statement that “[n]either Hallmark nor Crown expect to realize any tax benefits in the future as a direct result of completing the Merger.” Please specify the constituency which is expected to become the beneficiary of Crown’s net operating loss carryforwards, if any. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see page 9 of Amendment No. 1.

Position of the Filing Persons, page 13

6.	Notwithstanding the extensive analysis offered in support of the fairness determination reached by the filing persons, please revise to disclose the extent to which each of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the fairness determination, or advise. In addition, please identify any of the reasons these factors may have been dismissed in reaching the fairness determination. For example, please explicitly address the extent to which the Board considered going concern value in the context of reaching its fairness determination. To the extent that going concern value was dismissed, please revise to state the reason(s) for its dismissal. Refer to Item 1014(b) of Regulation M-A and corresponding Q&A Number 20 in Exchange Act Release 17719 (April 13, 1981).

Response: Complied with. The following chart summarizes the Filing Persons’ disclosure with respect to each of the factors described in Instruction 2 to Item 1014 of Regulation M-A.

Securities and Exchange Commission

March 31, 2016

Factor enumerated in Instruction 2 to Item 1014.	Filing Persons’ Disclosure

(i) Current market prices

As noted on page 12 of Amendment No. 1 under the heading “Fairness of the Merger – Position of the Filing Persons – Market Price, Built-In Premium and Index Effect,” the Filing Persons considered both the current market price and historical trading prices of the Shares in its determination that the Merger Consideration reflects a premium to the enumerated measures of the market price of the Shares.

(ii) Historical market prices

(iii) Net Book Value

The Filing Persons did not consider Crown’s net book value as a factor. The Filing Persons believe that net book value, as an accounting concept based on historical costs, is not a material indicator of the value of Crown as a going concern. Disclosure to that effect has been added to the Schedule 13E-3. See page 10 of Amendment No. 1 under the heading “Fairness of the Merger – Position of the Filing Persons.”

(iv) Going concern value

As noted on page 9 of the Amendment No. 1 under the heading “Fairness of the Merger – Position of the Filing Persons,” in formulating their belief as to the fairness of the Merger to the Unaffiliated Stockholders, the Filing Persons relied principally on the fact that the Merger Consideration reflects a 65.0% premium to the midpoint of the DCF Analysis as of the Calculation Date. The filing persons believe that the DCF Analysis is a measure of going concern value. Disclosure to that effect has been added to the Schedule 13E-3. See page 10 of Amendment No. 1 under the heading “Fairness of the Merger – Position of the Filing Persons.”

(v) Liquidation value

The Filing Persons did not consider or establish, explicitly or otherwise, the liquidation value of the Company, because the Filing Persons expect Crown to continue operating as a going concern. Disclosure to that effect has been added to the Schedule 13E-3. See page 10 of Amendment No. 1 under the heading “Fairness of the Merger – Position of the Filing Persons.”

(vi) Purchase prices paid

The Filing Persons did not purchase any Shares during the past two years from a third party; therefore, this factor is inapplicable. Disclosure to that effect has been added to the Schedule 13E-3. See page 10 of Amendment No. 1 under the heading “Fairness of the Merger – Position of the Filing Persons.”

Securities and Exchange Commission

March 31, 2016

Factor enumerated in Instruction 2 to Item 1014.	Filing Persons’ Disclosure

(vii) Report, opinion or appraisal described in Item 1015 of Reg M-A

The Filing Persons did not obtain any report, opinion, or appraisal of the type described in Item 1015 of Reg M-A; therefore, this factor is inapplicable. See page 16 of Amendment No. 1 under the heading “Fairness of the Merger – Reports, Opinions and Appraisals.” As noted on page 14 of Amendment No. 1 under the heading “– Valuation Obtained for Other Purposes,” the Filing Persons considered a letter Hallmark obtains annually from an investment bank solely for compensation and profit-sharing analysis in its determination that the Merger Consideration is fair to the unaffiliated shareholders.

(viii) Firm offers

The Filing Persons did not receive any firm offers as described in instruction 2(viii) of Reg M-A during the past two years; therefore, this factor is inapplicable. Disclosure to that effect has been added to the Schedule 13E-3. See page 10 of Amendment No. 1 under the heading “Fairness of the Merger – Position of the Filing Persons.”

Procedural Fairness, page 19

7.	Item 8 of Schedule 13E-3 and corresponding Items 1014(c)-(e) require affirmative statements regarding the procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction given the “whether or not” legal standard included within these regulatory provisions. Negative responses to these items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see page 14 of Amendment No. 1.

Item 10. Source and Amount of Funds or Other Consideration, page 35

8.	Please revise to state, if true, that no alternatives exist to the proposed plan for financing the Rule 13e-3 transaction. See Item 10 of Schedule 13E-3 and corresponding Item 1007(b) of Regulation M-A.

Securities and Exchange Commission

March 31, 2016

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see page 24 of Amendment No. 1, which states that the Filing Persons have no present plans for alternative funding to the proposed plan to use cash on hand to meet the requirements to pay the Merger Consideration, and to pay related fees and expenses.

Financial Information, page 37

9.	Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure under the two prominent headings at page 38 appears incomplete. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges and net book value must be calculated and disclosed in accordance with Item 1010(c) (4) and (c)(5) even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response: Complied with. The Filing Persons have revised the relevant disclosure in response to the Staff’s comment. Please see page 26 of Amendment No. 1.

* * * * *

As requested in your letter, the Filing Persons acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 31, 2016

Should members of the Staff have any questions or require any additional information, they should call the undersigned at 816-274-5583.

Very truly yours,

/s/ Brian Gardner, Esq.
Name: Brian Gardner, Esq. Title: Executive V.P. and General Counsel

cc:	Maurice M. Lefkort, Esq., Willkie Farr & Gallagher LLP